11018887

SECU[illegible] [illegible]SION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12823

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1,2010 (MM/DD/YY) AND ENDING DEC 31,2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLINGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 CLAWSON STREET
(No. and Street)

HOUSTON, TX 77055-7103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN E. CLINGER 713-682-6785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADAMSON HOOD & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

10500 NORTHWEST FREEWAY, SUITE 224 HOUSTON, TX 77092
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant

3/19/11

OATH OR AFFIRMATION

I, NORMAN E. CLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLINGER & CO., INC, as of DEC 31, 2010, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Stormy R. Morales

Notary Public

STORMY R. MORALES
Notary Public, State of Texas
My Commission Expires 01-04-2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CLINGER & CO., INC.

(A Texas Corporation)

Financial Statements

For the years ended December 31, 2010 and 2009

and

Independent Auditor's Report

CONTENTS

Adamson, Hood & Company, PC

Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

To the Board of Directors
Clinger & Co., Inc.

We have audited the accompanying balance sheets of Clinger & Co., Inc. (a Texas corporation) as of December 31, 2010 and 2009 and the related statements of income, changes in stockholder's equity and cash flow for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinger & Co., Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Adamson Hood & Company P.C.

Houston, Texas
February 23, 2011

CLINGER & CO., INC.
BALANCE SHEETS
December 31, 2010 and 2009
(Note 1)

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 17,297	$ 12,152
Accounts receivable from brokers and dealers	2,498	860
Total Current Assets	19,795	13,012
OTHER ASSETS (Note 2)	29,850	23,020
TOTAL ASSETS	$ 49,645	$ 36,032

LIABILITIES & STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	$ 561	$ 2,210
Payroll taxes payable	9	9
Federal income tax (Note 3)	0	0
Total current liabilities	570	2,219
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 50,000 shares authorized 1,000 issued and outstanding	1,000	1,000
Additional paid-in capital	28,916	28,916
Retained earnings	11,859	3,427
Net unrealized loss on investments (Note 2)	7,300	470
Total Stockholder's Equity	49,075	33,813
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 49,645	$ 36,032

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF INCOME
December 31, 2010 and 2009
(Note 1)

	2010	2009
REVENUE		
Commissions	$ 90,409	$ 69,830
EXPENSES		
Salaries-officers	258	776
Salaries-employees	1,105	388
Commissions (Note 6)	16,549	12,109
Other operating expenses	64,065	62,265
Total Expenses	81,977	75,538
Net income before taxes	8,432	(5,708)
Provision for income taxes	0	0
Net income	$ 8,432	$ (5,708)

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2010 and 2000
(Note 1)

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Investments	Retained Earnings (Deficit)	Total
Balance - December 31, 2008	$ 1,000	$ 28,916	$ (4,096)	$ 9,135	$ 34,955
Net income (Loss) - 2009				(5,708)	(5,708)
Change in market value of investments 2009			4,566		4,566
Balance - December 31, 2009	1,000	28,916	470	3,427	33,813
Net income (Loss) - 2010				8,432	8,432
Change in market value of investments 2010			6,830		6,830
Balance - December 31, 2010	$ 1,000	$ 28,916	$ 7,300	$ 11,859	$ 49,075

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF CASH FLOW
December 31, 2010 and 2009
(Note 1)

	2010	2009
Cash flows from operating activities:		
Net income	$ 8,432	$ (5,708)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in accounts receivable	(1,638)	812
Increase (decrease) in accounts payable	(1,649)	(916)
Increase (decrease) in other liabilities	0	(12)
Increase (decrease) in taxes payable	0	0
Total adjustments	(3,287)	(116)
Net cash provided by operating activities	5,145	(5,824)
Net increase in cash	5,145	(5,824)
Cash and cash equivalents, beginning of year	12,152	17,976
Cash and cash equivalents, end of year	$ 17,297	$ 12,152

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

1. Summary of Significant Accounting Policies and Business Activity

Nature of Business

Clinger & Co., Inc. is a Texas corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's revenues are primarily from commissions earned from various mutual funds. The Company's accounts receivable are from brokers and dealers in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

The following is a summary of the Company's significant accounting policies:

a) For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market mutual fund accounts, short-term debt instruments with a maturity of three months or less.

b) In the opinion of management, no material losses will be realized in the collection of receivables; therefore, no allowance for doubtful receivables has been provided.

c) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that the significant estimates used will change within the year.

2. Investments (other assets)

Investments consist of securities and gold coins stated at fair market value. Changes in market values are reflected as unrealized gains or losses directly to stockholder's equity and accordingly, have no effect on net income. A decline in the value of an investment below carrying value that is considered to be other than temporary is recorded as a realized loss in the statement of income.

3. Income Taxes

The income tax provision attributable to income before income taxes for financial statement purposes differs from amounts computed for tax purposes as a result of the following:

	2010	2009
Tax provision at statutory rate:	$ 2951	$ 0
Other permanent differences:	(2951)	0
Tax provision per the Financial Statements:	$ 0	$ 0

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Temporary differences giving rise to the deferred tax liability consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes, items accrued for financial statement reporting but not deductible for taxes until a later reporting period.

There were no deferred tax assets and liabilities for the year ended December 31, 2010 and 2009.

4. Profit Sharing Plan

The Company has a profit-sharing plan that covers all full time employees. The Company made no contributions to the plan for 2010 or 2009.

5. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2010 and 2009 the Company had net capital of $42,100 and $29,500, respectively which exceeded its required net capital of $5,000 by $37,100 and $24,500, respectively. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. There were no material differences between net capital as reflected in the Company's FOCUS Report for the quarter ended December 31, 2010 and 2009 and the net capital computation as shown in supplementary Schedule I – Computation of Net Capital. Additionally, there were no liabilities subordinated to the claims of general creditors during 2010 or 2009.

6. Related Party Transactions

The Company leases office space from a trust which is controlled for the sole shareholder and his spouse. The lease is dated January 1, 2004, and has a five-year term with a renewal option for five additional terms of two years. No rent was paid during 2010 or 2009. Commission expenses as shown on the accompanying statements of income were paid to the Company's shareholder.

SUPPLEMENTAL SCHEDULES

Schedule I

CLINGER & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2010 and 2009

	2010	2009
Net Capital:		
Total stockholder's equity	$ 49,075	$ 33,813
Less nonallowable assets:		
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable	2,498	860
Net capital before haircuts on securities positions	46,577	32,953
Haircuts on securities - other securities	4,477	3,453
Net capital	$ 42,100	$ 29,500
Net capital requirement	$ 5,000	$ 5,000
Net capital in excess of required amount	37,100	24,500
Net capital	$ 42,100	$ 29,500
Aggregate indebtedness	571	2,219
Ratio of aggregate indebtedness to net capital	74 to 1	13 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2010 and 2009:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 44,595	$ 33,816
Nonallowable assets erroneously reported as allowable:		
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable	2,498	860
Audit adjustments - net	(4,993)	(5,176)
Net capital	$ 42,100	$ 29,500

CLINGER & CO., INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2010 and 2009

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

As of and for the years ended December 31, 2010 and 2009, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k) (2)(i) or Rule 15c3-3.